December 13, 2005

Mr. Jason Wynn

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C. 20549-7010

Re:	OMNI Energy Services Corp.

Registration Statement on Form S-1

Filed October 19, 2005

File No. 333-129138

Form 10-K for the year ended December 31, 2004

Filed April 18, 2005, as amended

File No. 0-23383

Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005

Filed August 15, 2005 and November 14, 2005

Dear Mr. Wynn:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission by letter dated November 17, 2005 regarding the Registration Statement on Form S-1 (File No. 333-129138), which was filed with the Commission by the Company on October 19, 2005 (the “Registration Statement”).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff. We have reviewed and discussed this letter with our independent auditors, Pannell Kerr Forster of Texas, P.C., and our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the SEC’s November 17, 2005 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment. In addition, where applicable, the responses indicate the additions or revisions that have been included in Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on December 13, 2005. Capitalized terms used but not defined herein have the meanings that are in the Registration Statement. A copy of the Registration statement has been provided supplementally with this response.

Form S-1

1.	We note you entered into a non-binding letter of intent for the acquisition of Preheat, Inc. Please provide us with your analysis of whether the acquisition is significant under Rule 3-05 of Regulation S-X such that historical financial statements and pro forma financial information will be required to be filed. In this regard, please note that if the acquisition is sufficiently significant, this information will be required to be filed prior to effectiveness of this registration statement.

Company Response

As indicated in the Registration Statement, we signed a non-binding letter of intent to purchase Preheat, Inc. Accordingly, we do not consider the acquisition to be probable within the meaning of Rule 11-01 of Regulation S-X. We consider that acquisition to be significant under Rule 3-05 of Regulation S-X and intend to file the required audited and pro forma financial statements within the allowable timing parameters upon signing the binding definitive agreement. If a binding definitive agreement is signed before finalizing the registration statement, we understand that this registration statement will not become effective until we have filed such financial statements as required.

Form 10-K for the year ended December 31, 2004

2.	It does not appear that you have provided the disclosure required by Item 308(c) of Regulation S-K. Please amend to state whether there were any changes to your internal control over financial reporting that occurred during your fourth fiscal quarter for the year ended December 31, 2004 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please ensure to include this disclosure in all future filings in which it is required. We note this disclosure in the quarterly reports cited above.

Company Response

As discussed in the Form 10-K (Item 9A – Controls and Procedures), the change that occurred in the fourth quarter was that our Chief Accounting Officer left the employ of the Company in December 2004. We further stated that management believes that the weaknesses arose because of inadequate staffing in the accounting and financial reporting function as a result of the departure of the Chief Accounting Officer. It is our opinion that this disclosure describes a change in our internal control that occurred in the fourth quarter. In the future, we will conform the wording of the disclosure in the Form 10-K to comply specifically with the standard wording suggested by Item 308(c) of Regulation S-K in future filings.

Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005

3.	We note your disclosure that “other than as described above, during [your] most recent fiscal quarter, there were no change in [your] internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response

We believe the disclosure in the Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 related to the internal control over financial reporting is accurate and relevant changes were noted in such disclosure. As disclosed during those quarters, the Company was actively searching for a permanent replacement to fill the void that arose with the departure of the Chief Accounting Officer in December 2004. Until a suitable replacement is found, our Executive Vice President, who is our former Chief Financial Officer, has resumed an active role in daily oversight of all accounting matters. In addition, the Company is utilizing, as necessary, the use of consulting services of a third party financial and accounting expert to (i) review and provide guidance upon the propriety of the recording of various accounting transactions and (ii) review and provide guidance upon the preparation of our financial statements. These are the events and changes that occurred during the quarter that are reasonably likely to materially affect our internal control over financial reporting.

4.	We note that the material weakness you identified in your internal control over financial reporting still exists as of September 30, 2005. Please advise us of the progress you have made towards remedying the material weakness.

Company Response

We have been in continuous search for a replacement since January 2005, and until such replacement is found, we will continue to have our Executive Vice President actively involved in the daily oversight of all accounting matters. Our internal assessment of our internal control over financial reporting does not reveal any other weaknesses that we believe would required further attention or disclosure at this time. In November 2005 we hired an experienced certified public accountant to serve as the Director of Financial Reporting, which we feel is a material step in the process of completely curing the material weakness in internal control over financial reporting.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ G. DARCY KLUG
G. Darcy Klug
Executive Vice President